Filed by Amedisys, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Explanatory Note: The following is a transcript of a pre-recorded video recorded by Amedisys, Inc. and distributed to employees of Amedisys, Inc. on June 5, 2023.

Richard Ashworth, Chief Executive Officer of Amedisys, Inc.:

Hi everyone, Richard Ashworth here.

As you may have seen, this morning we issued a press release announcing an unsolicited proposal from Optum to acquire Amedisys.

First, I just want to acknowledge that many of you woke up to this news and I am sure it was surprising given we recently announced a definitive merger agreement to combine with Option Care Health.

I’m sure you all have questions about this development, and we wanted to provide some context around what it means. And we don’t have all the answers, transparency is our number one priority.

As you know, on May 3rd, we agreed to merge with Option Care Health.

That agreement remains in place right now and our Board of Director’s recommendation for the Option Care Health agreement and the Option Care Health merger continues to be in effect.

However, as part of their duty to our shareholders and in accordance with the obligations contained in the Option Care Health merger agreement, our Board must carefully review and evaluate Optum’s proposal.

That is exactly what the Board is doing, they are working closely with our legal and financial advisors.

Today’s news really boils down to our Board’s obligation to evaluate all proposals.

I also recognize that this development – will generate coverage in the press and industry – and that may be distracting. But it is business as usual at Amedisys, just let’s all remain focused on our day-to-day responsibilities, and providing the best care possible for our patients and their families.

It would be inappropriate for me to speculate what the outcome will be, what the Board’s review will bring, or the time it will take for the Board to manage this process.

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I trust you can appreciate that we are limited in the information that we can share about these developments, but I wanted you to let you know that we are actively and thoroughly involved in reviewing our options in light of these developments and that we are very cognizant of our existing obligations with Option Care Health.

I want to thank you for your continued efforts to make Amedisys the best it can be.

No Offer or Solicitation

This communication relates to the proposed merger (the "proposed transaction") between Option Care Health and Amedisys. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys have filed relevant materials with the United States Securities and Exchange Commission (the "SEC"), including an Option Care Health registration statement on Form S-4 that includes a preliminary joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health. The registration statement has not been declared effective by the SEC. A definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys after the registration statement has been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care Health are available free of charge on Option Care Health's internet website at https://investors.optioncarehealth.com or by contacting Option Care Health's investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys are available free of charge on Amedisys' internet website at https://investors.amedisys.com or by contacting Amedisys' investor relations department at IR@amedisys.com.

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Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Option Care Health's and Amedisys' business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's current beliefs, expectations and assumptions regarding the future of Option Care Health's and Amedisys' business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health's and Amedisys' control. Option Care Health's, Amedisys' and the combined company's actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management's time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health's and Amedisys' respective filings with the SEC, including the risk factors discussed in Option Care Health's and Amedisys' most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the risk factors discussed in the joint proxy statement/prospectus.

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Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health's and Amedisys' forward-looking statements.

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